FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	A copy of the letter dated May 4, 2007 addressed to Bombay Stock Exchange Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICICI Bank Limited

Date:	May 17, 2007	By:	/s/ Nilesh Trivedi
			Name :	Nilesh Trivedi
			Title :	Assistant Company Secretary

Item 1

[ICICI BANK LETTERHEAD]

May 4, 2007

Mr. Sanjiv Kapur
General Manager - Department of Corporate Services
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Annual General Meeting and Notice of Book Closure

We have to inform you that the Thirteenth Annual General Meeting (AGM) of the Members of the Bank has been convened on Saturday, July 21, 2007 at Vadodara.

Further, the Register of Members and the Share Transfer Book of the Bank will remain closed from Saturday, June 16, 2007 to Saturday, July 14, 2007 (both days inclusive).

A dividend of Rs.10/- per equity share of Rs.10/- each (100%) as recommended by the Board of Directors of the Bank for the year ended March 31, 2007, if declared by the Members at the AGM, will be paid on and from Monday, July 23, 2007:

i.
to those Members, holding shares in physical form, whose names appear on the Register of Members of the Bank, at the close of business hours on Saturday, July 14, 2007 after giving effect to all valid transfers in physical form lodged with the Bank and/or its Registrar and Transfer Agent on or before Friday, June 15, 2007; and

ii.
in respect of shares held in electronic form, on the basis of beneficial ownership as per the details furnished by National Securities Depository Limited and Central Depository Services (India) Limited at the close of business hours on Friday, June 15, 2007.

[ICICI BANK LETTERHEAD]

2

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly, the equity shares allotted/to be allotted by the Bank during the period April 1, 2007 to June 15, 2007 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2007, if declared at the Meeting.

Please take the details on record and advise all members of the stock exchange accordingly.

Yours faithfully,

/s/ Nilesh Trivedi
Nilesh Trivedi